VIA EDGAR Correspondence

May 25, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:        John Reynolds, Assistant Director

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp. (the “Company”)

Registration Statement on Form S-3 filed May 16, 2017
File No. 333-218025

Acceleration Request for Registration Statement

Uranium Energy Corp., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the “Commission”) that the registration statement be permitted to become effective at 4:15 p.m., Washington, D.C. time, on Tuesday, May 30, 2017, or as soon thereafter as is practicable. Please advise our counsel, Thomas J. Deutsch of McMillan LLP, at telephone direct: (604) 691-7445 or facsimile direct: (604) 893-2679; of any questions you may have respecting this request.

Yours very truly,

URANIUM ENERGY CORP.

Per:	/s/ Pat Obara
Name:	Pat Obara
Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)